Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR
THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

Tiziana Announces Publication of Registration Statement on Form F-1 and
Proposed U.S. Public Offering of ADSs

New York and London, August 6, 2019 – Tiziana Life Sciences plc (NASDAQ: TLSA; AIM: TILS) (the “Company” or “Tiziana”), a U.S. and U.K. biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology, today announces the commencement of an underwritten public offering in the United States of American Depositary Shares (“ADSs”), representing ordinary shares of nominal value £0.03 each in the capital of the Company (“Ordinary Shares”) on the NASDAQ Global Market (the “Offering”). There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The price for the Offering has not yet been determined.

All ADSs to be sold in the Offering will be offered by the Company. The number of Ordinary Shares represented by ADSs comprised in the Offering will be within existing shareholder authorities.

ThinkEquity, a division of Fordham Financial Management, Inc., is acting as the representative of the underwriters in the Offering.

The Offering is being made only by means of a prospectus, which, for the avoidance of doubt, will not constitute a “prospectus” for the purposes of the Prospectus Regulation (as defined below) and has not been reviewed by any competent authority in any Member State (as defined below).

When available, copies of the preliminary prospectus relating to and describing the terms of the Offering may be obtained from ThinkEquity, a division of Fordham Financial Management, Inc., 17 State Street, 22nd Floor, New York, New York 10004, by telephone at (877) 436-3673, or by email at prospectus@think-equity.com. Electronic copies of the preliminary prospectus will also be available on the website of the SEC at www.sec.gov.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy these securities be accepted, prior to the time the registration statement becomes effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The person who arranged for the release of this announcement on behalf of the Company was Tiziano Lazzaretti, Chief Financial Officer of Tiziana.

About Tiziana Life Sciences plc

Tiziana Life Sciences is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. We believe Foralumab is the only fully human anti-CD3 mAb in clinical development in the world. This compound has potential application in a wide range of autoimmune and inflammatory diseases, such as NASH, primary biliary cholangitis (PBS), ulcerative colitis, MS, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For readers in the European Economic Area

In any member state in the European Economic Area (each, a “Member State”), this announcement is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Regulation. The term “Prospectus Regulation” means Regulation (EU) 2017/1129.

For readers in the United Kingdom

This announcement, in so far as it constitutes an invitation or inducement to enter into investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the securities which are the subject of the Offering described in this announcement or otherwise, is being directed only at (i) persons who are outside the United Kingdom or (ii) persons who have professional experience in matters relating to investments who fall within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc.”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The ADSs offered in the Offering are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Ordinary Shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions.  Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

END

For further enquiries:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
ThinkEquity, a division of Fordham Financial Management, Inc. Ramnarain Jaigobind / Priyanka Mahajan	(877) 436-3673

Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Shore Capital (Broker) Andy Crossley / Antonio Bossi	+44 (0)20 7601 6125